United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale announces cancellation of treasury shares Rio de Janeiro, March 12, 2026 – Vale S.A. (“Vale” or the “Company”) informs that its Board of Directors approved the cancellation of 99,847,816 common shares issued by the Company, held in treasury and originating from Share Repurchase Programs, without reducing the value of its share capital. The volume of shares canceled corresponds to 36.9% of the total shares held in treasury. After the cancellation, Vale will hold 170,379,611 shares in treasury, equivalent to 4.0% of outstanding shares1. As a result of the cancellation, Vale's share capital will be divided into 4,439,159,752 common shares and 12 special class preferred shares, all without par value, and the corresponding adjustment of the caput of Art. 5 of Vale's Bylaws will be deliberated at the Company's next Extraordinary General Meeting, to be held on April 30, 2026. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Position on February 19th, 2026, which may be changed as a result of the share buyback program. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 12, 2026		Director of Investor Relations